Exhibit 99.1

Rediff.Com Reports Results for the Third Fiscal Quarter Ended December 31, 2012

Mumbai, India, January 24, 2013

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its third fiscal quarter ended December 31, 2012.

The Company reported overall revenues for the 2012 third fiscal quarter of $3.97 million, 18% less as compared to $4.81 million reported in the 2011 third fiscal quarter. On a sequential basis, overall revenues increased 3% over $3.84 million reported in the 2012 second quarter.

Several of the new ecommerce and advertising initiatives the company has embarked on have begun to post positive increases and as a result, the Company’s core online advertising business in India grew approximately 7% (in dollar terms) on a sequential basis, despite the continued challenging economic landscape in the country. Revenue from Rediff.com’s online shopping marketplace business grew 11% on a quarterly sequential basis and is now up 85% year-over-year, while maintaining a positive margin of 12%. Additionally, during the 2012 third fiscal quarter, the range of products listed on the Rediff.com marketplace grew 7% from 172,000 SKUs to 184,000 SKUs.

The Company’s internet-based Local TV advertising business added three new TV channels to its distribution network in the third fiscal quarter of 2012 and now can reach up to 80 million individuals, while enabling local merchants in 10 Indian cities namely, Delhi, Mumbai, Pune, Ahmedabad, Baroda, Surat, Mysore, Bangalore, Indore and Jaipur to advertise on seven National TV channels – Zoom, NDTV Good Times, Times Now, ET Now, UTV Movies, Bindaas and ABP News at a city level. Local TV advertising was launched over the past year and has helped offset some of the weakness seen in the overall advertising market due to the economy, though there are signs that certain verticals are returning to more historical spending patterns.

“We are pleased with the progress we are making, and at the same time cautiously optimistic about the sequential growth in our overall revenues for the last three quarters. We believe that our recent growth is the result of the changes we implemented two quarters ago where we revamped our sales strategy for our Online advertising businesses and focused investments on growth-driven programs, specifically related to our online shopping marketplace and internet based Local TV advertising business,” said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

“While broadband growth in India continues to progress, albeit at a slow pace, the mobile user base in India is growing fast and holds vast potential for our Company. As per Nielsen Informate Mobile Insight, there are already 27 million smartphone users in urban India and this market has grown rapidly. As a part of our strategy of positioning Rediff for future growth, we are focusing our efforts to drive usage of our services among mobile phone users, in addition to our traditional internet offerings. As a step in this direction, our popular services including Mail and News are now available in the form of mobile applications on leading operating systems such as Android, iOS, Blackberry, Windows, Symbian and Java,” Mr. Balakrishnan continued.

The Company reported an Operating EBITDA loss of $2.0 million for the 2012 fiscal third quarter as compared to an Operating EBITDA loss of $1.73 million in the comparable year-ago period.

The Company also reported a net loss of $3.0 million for the 2012 fiscal third quarter, including a non-cash goodwill impairment charge of $2.0 million arising from our acquisition of the print newspaper “India Abroad” in the United States in 2001, offset by a one time gain of US$ 1.4 million from the sale of an investment. The charge does not impact our cash or liquidity position.

(Operating EBITDA is a non-GAAP financial measure. Please see further below in a tabular form in this release, the reconciliation of Operating EBITDA to net income.)

Further details of Rediff.com’s results for the third fiscal quarter ended December 31, 2012 are appended in tabular form to this press release. A script of the earnings results conference call held on January 24, 2013 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED DECEMBER 31, 2012

(All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended December 31
	2012	2011
Revenues
India Online	3.20	3.89
US Publishing	0.77	0.92
Total Revenues	3.97	4.81
Cost of Revenues *	(2.45)	(2.54)
Gross Margin	1.52	2.27
Gross Margin %	38%	47%
Operating Expenses *	(3.52)	(4.00)
Operating EBITDA	(2.00)	(1.73)
Depreciation / Amortization	(0.93)	(0.81)
Interest Income	0.51	0.56
Other Income (refer note below)	1.41	0.83
Goodwill impairment charge	(2.00)	—
Foreign Exchange gain (loss)	0.01	(0.04)
Equity in net loss of equity method investee	—	(0.01)
Net loss before income taxes	(3.00)	(1.20)
Tax	—	—
Net loss (refer to note below)	(3.00)	(1.20)
Net loss per ADS (in US dollars)	(0.109)	(0.043)
Net loss per ADS (in US dollars) diluted	(0.109)	(0.043)
Weighted average ADS Outstanding (in millions)	27.59	27.59
* Stock based Compensation included in:
Cost of revenue	0.01	0.01
Operating expenses	0.15	0.21

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•

During the quarter ended December 31, 2012 the company exited from one of its equity investments, which accounted for a one time gain from the sale of the investment of US$ 1.4 million included under the heading Other Income.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED DECEMBER 31, 2012

(All figures are in US$ millions)

	Quarter ended December 31
	2012	2011
Operating EBITDA (Non GAAP)	(2.00)	(1.73)
Depreciation / Amortization	(0.93)	(0.81)
Interest Income	0.51	0.56
Other Income	1.41	0.83
Goodwill impairment charge	(2.00)	—
Foreign Exchange gain (loss)	0.01	(0.04)
Equity in net loss of equity method investee	—	(0.01)
Net loss before income taxes	(3.00)	(1.20)
Tax	—	—
Net loss (GAAP)	(3.00)	(1.20)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization and foreign exchange gain (loss). We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED DECEMBER 31, 2012

(All figures are in US$ millions)

	Quarter ended December 31
	2012	2011
Operating Expenses (GAAP)	4.44	4.85
Depreciation/Amortization	(0.93)	(0.81)
Foreign Exchange gain (loss)	0.01	(0.04)
Operating Expenses (Non-GAAP)	3.52	4.00

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com